

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2019

Stuart Spence
Chief Financial Officer
MCDERMOTT INTERNATIONAL INC
757 N. Eldridge Parkway
Houston, Texas 77079

      Re: MCDERMOTT INTERNATIONAL INC
         Form 10-K for Fiscal Year Ended December 31, 2018
         Filed February 25, 2019
         File No. 001-08430

Dear Mr. Spence:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Manufacturing and Construction